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                             September 9, 2021

       Sharon Levkoviz
       Chief Financial Officer
       IR-Med, Inc.
       Z.H.R. Industrial Zone
       Rosh Pina, Israel

                                                        Re: IR-Med, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 26,
2021
                                                            File No. 333-255894

       Dear Mr. Levkoviz:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed August 26,
2021

       Risks Related to the Ownership of Our Common Stock, page 32

   1. We note your response to prior comment 8. Please revise Article XI to clearly state that the forum provision
will not apply to any causes of action arising under the Securities Act or the Exchange Act,
consistent with your disclosure on page 38. Alternately, please provide reasonable
assurance that you will make future investors aware of the provision   s
                                                        limited applicability
by including such disclosure in your future Exchange Act reports.
 Sharon Levkoviz
FirstName LastNameSharon Levkoviz
IR-Med, Inc.
Comapany 9,
September NameIR-Med,
             2021        Inc.
September
Page 2    9, 2021 Page 2
FirstName LastName
       You may contact Kristin Lochhead at (202) 551-3664 or Mary Mast at (202) 551-3613 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Jeffrey Gabor at (202) 551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      David Aboudi, Esq.